EXHIBIT 3.01
THE CAMPBELL FUND TRUST
AMENDED AND RESTATED
DECLARATION OF TRUST AND TRUST AGREEMENT

THIS AMENDED AND RESTATED DECLARATION OF TRUST AND TRUST AGREEMENT (the “Agreement”) of the Campbell Fund Trust (the “Trust”) is made and entered into this 3rd day of February, 2010, amending and restating in its entirety the Declaration of Trust, dated as of January 2, 1996, by and among U.S. Bank Trust National Association, a national banking association, as trustee (the “Trustee”), Campbell and Company, Inc., a Maryland corporation (as “Managing Operator”) and each other party who shall execute a counterpart of this Amended and Restated Declaration of Trust as an owner of a Unit (“Unit”) of beneficial interest of the Trust (individually, a “Unitholder” and, collectively, the “Unitholders”).

WHEREAS, the Managing Operator formed a business trust pursuant to and in accordance with the Delaware Business Trust Act, 12 Del.C. §3801, et seq., which was amended as of September 1, 2002 to the Delaware Statutory Trust Act (the “Act”), by filing a Certificate of Trust with the office of the Secretary of State of the State of Delaware on January 2, 1996; and

WHEREAS, the parties hereto desire to continue the Trust for the business purpose of issuing Units, the capital of which shall be used to engage in the speculative trading of futures contracts, options contracts and forward contracts.

WHEREAS, the parties desire to further amend the existing Agreement and to restate it, as further amended in its entirety.

NOW, THEREFORE, the parties hereto agree as follows:

1.           Continuation of the Trust.

The parties hereby agree to continue the existence of the Trust as a business statutory trust pursuant to the Act and the provisions of this Agreement. The Trustee shall execute and file such amendments to this Agreement and shall do all other things, and the Unitholders undertake to cooperate with the Trustee and Managing Operator, as applicable, in doing so as well as to execute and furnish to the Trustee or Managing Operator, as applicable, all documents, which the Managing Operator or Trustee, as applicable, may deem necessary or advisable in order to perfect and maintain the Trust as a statutory business trust pursuant to the laws of the State of Delaware and all other jurisdictions in which the Trust conducts business.

Nothing in this Agreement shall be construed to make the Unitholders partners or members of a joint stock association except to the extent that such Unitholders are deemed to be partners under the Internal Revenue Code of 1986, as amended (the “Code”), and applicable state and local tax laws. Notwithstanding the foregoing, it is the intention of the parties hereto that the Trust be treated as a partnership for purposes of taxation under the Code and applicable state and local tax laws. Effective as of the date hereof, the Trustee and the Managing Operator shall have all of the rights, powers and duties set forth herein and in the Act with respect to accomplishing the purposes of the Trust.

2.           The Trustee.

a.           Term; Resignation.

(1)       U.S. Bank Trust National Association has agreed and continues to serve as the Trustee of the Trust. The Trust shall have only one trustee unless otherwise determined by the Managing Operator. The Trustee shall serve until such time as the Managing Operator removes the Trustee or the Trustee resigns and a successor Trustee is appointed by the Managing Operator.

(2)       The Trustee may resign at any time upon its giving at least sixty (60) days’ written notice to the Trust; provided that such resignation shall not become effective unless and until the Managing Operator appoints a successor Trustee. If the Managing Operator has not in good faith begun the process of appointing a successor Trustee within such sixty (60) day period, the Trustee may apply to the Court of Chancery of the State of Delaware for the appointment of a successor Trustee.

b.           Limitation of Powers.

Except to the extent expressly set forth in this Section 2, the duty and authority of the Trustee to manage the business and affairs of the Trust continues to be delegated to the Managing Operator. In clarification and not in limitation of the delegation of powers made to the Managing Operator hereunder, except as expressly set forth in this Section 2, the Trustee continues to delegate all powers and authorities of every nature and kind held by the Trustee hereunder or by operation of law, including but not limited to, the authority to operate and carry on the business of a private investment trust, and to exercise all powers necessary or incidental to or in support of its business and investment activities in any jurisdiction. In accordance with this delegation of authority, the Managing Operator shall keep the Trustee informed of any action taken by it with respect to the Trust that affects the rights, obligations or liabilities of the Trustee hereunder or under the Act. The Trustee shall retain only the rights, obligations or liabilities specifically provided for herein and in the Act and shall have no implied rights, obligations or liabilities with respect to the business or affairs of the Trust. Notwithstanding anything contained in this Declaration of Trust to the contrary, the Trustee’s non-delegated functions shall consist solely of the following:

(1)       The Trustee shall execute, deliver, acknowledge and file all instruments and documents necessary to comply with the provisions of this Agreement or the Act.

(2)       The Trustee shall maintain all records relating to the formation and existence of the Trust and the parties to this Agreement and related documentation.

(3)       The Trustee shall act as a repository in its principal office in Wilmington, Delaware for this Agreement, any instrument or agreement signed by the Trustee on behalf of the Trust and any other documentary information relating to the Trust, its assets or Unitholders received from the Managing Operator or its agents or contractors or reasonably requested by such parties, or the Trust’s counsel or auditors, to be maintained by the Trustee on file.

(4)       The Trustee shall execute and file all tax returns of the Trust and distribute required information returns and an annual report to the Unitholders, as prepared by the Trust’s auditors (in the case of tax and information returns) or the Managing Operator (in the case of the annual report), upon being furnished with same by the Managing Operator.

(5)       The Trustee shall provide prompt notice to the Managing Operator of its performance of any of the foregoing.

c.       Compensation and Expenses of the Trustee.

The Trustee shall be entitled to receive from the Trust reasonable compensation for its services provided hereunder.

d.       Indemnification.

The Trust and the Managing Operator agree to indemnify and hold the Trustee and its permitted successors and assigns (the “Indemnified Parties”) harmless from and against any and all liabilities, obligations, losses, damages, penalties and taxes (excluding any taxes payable by the Trustee on or measured by any compensation received by the Trustee for its services hereunder or as indemnity payments pursuant to this Section 2(d) of any kind or nature whatsoever (collectively “Liabilities”)), which may be imposed on or asserted against the Indemnified Parties in any way relating to or arising out of the formation, operation or termination of the Trust, except for Liabilities resulting from the gross negligence or willful misconduct of the Indemnified Parties. The Managing Operator agrees to indemnify and hold the Indemnified Parties harmless from any and all liabilities, obligations, losses, damages, penalties and taxes resulting from any action or omission of the Managing Operator, its agents, employees or consultants, as a result of which the Trust becomes subject to the provisions of ERISA, or any subsequent federal law relating to retirement plans, and without limiting the foregoing, as a result of any action or omission relating to the period of existence of the Limited Partnership.

e.       Successor Trustee.

In accordance with Section 2(a) above, the Managing Operator shall appoint a successor Trustee by giving written notice to such effect to the outgoing Trustee. Any successor Trustee must satisfy the requirements of Section 3807(a) of the Act. Any resignation or removal of the Trustee shall not become effective until a written acceptance of appointment is delivered by the successor Trustee to the outgoing Trustee and the Managing Operator. Following compliance with the preceding sentence, the successor Trustee shall become fully vested with all of the rights, powers, duties and obligations of the outgoing Trustee under the Agreement, with like effect as if originally named as Trustee, and the outgoing Trustee shall be discharged of its duties and obligations hereunder. No Trustee or successor Trustee shall be liable to the Trust, the Managing Operator, any Unitholder or any third party or entity for any action or omission of any other successor Trustee or any predecessor Trustee under any circumstances whatsoever.

3.       Principal Office.

The address of the principal office of the Managing Operator shall be, 2850 Quarry Lake Drive, Baltimore, Maryland 21209; telephone:  (410) 413-2600, or at such other place as the Managing Operator may designate from time to time. The address of the principal office of the Trustee shall be 300 Delaware Avenue, 9th Floor, Wilmington, Delaware 19801, Attention:  Corporate Trust Administration; telephone: (302) 576-3700. The Trustee shall receive service of process on the Trust in the State of Delaware at the foregoing address. In the event the Trustee resigns or is removed, the successor Trustee shall likewise have its principal office in the State of Delaware.

4.       Purpose.

The purpose of the Trust is to engage in the speculative trading, buying, selling, or otherwise acquiring, holding or disposing of commodities, including futures contracts, option contracts, forward contracts and any other rights pertaining thereto, and for such other purposes as may be incidental or related thereto all in the same manner as heretofore engaged in by the Limited Partnership.

5.       Term, Dissolution and Fiscal Year.

a.       Term.

The term of the Trust commenced with the filing of the Certificate of Trust and the Articles of Merger with the Secretary of State of the State of Delaware and shall end upon the first to occur of the following:  (1) December 31, 2025; (2) termination in accordance with the provisions of Section 16; (3) trading in commodity futures is terminated, suspended or for any reason becomes impossible or economically unfeasible in the sole judgment of the Managing Operator; or (4) the date upon which the Trust is dissolved by operation of law or judicial decree.

b.       Dissolution.

Upon the occurrence of an event causing the termination of the Trust, the Trust shall be dissolved and its affairs wound up. Dissolution, payment of creditors and the distribution of the Trust’s assets shall be effected as soon as practicable in accordance with the Act, and the Managing Operator and each Unitholder (and any assignee) shall share in the assets of the Trust pro rata in accordance with its respective capital account, less any amount owing by the Managing Operator or a Unitholder (or assignee) to the Trust.

c.       Fiscal Year.

The fiscal year of the Trust shall be the calendar year unless such fiscal year is disapproved by the Internal Revenue Service (the “IRS”), in which event the fiscal year shall be as otherwise designated by the Managing Operator and approved by the IRS.

6.       Units of Beneficial Interest.

Interests in the Trust, other than that of the Managing Operator, are evidenced on the books of the Trust as Units of Beneficial Interest. Units have been assigned by the Managing Operator, on behalf of the Trust, in accordance with the Articles of Merger, by exchanging on a unit-for-unit basis Units of Beneficial Interest in the Trust for units of the Limited Partnership. The Net Assets (as defined below) shall be available to the Trust to carry on its business as heretofore conducted by the Limited Partnership.

7.       Sharing of Profits and Losses.

a.       Capital Account.

A capital account shall be established for each Unitholder on the books of the Trust. The initial balance of each Unitholder’s account shall be equal to the amount of such Unitholder’s capital account with the Limited Partnership on the effective date of the Merger (or initial capital contribution to the Trust if a new Unitholder).

b.       Monthly Allocations.

As of the close of business (as determined by the Managing Operator) of the last day of each month during the fiscal year of the Trust, the following determinations and allocations shall be made:

(1)       The Net Assets of the Trust before management and incentive fees payable to the Managing Operator shall be determined.

(2)       Management and incentive fees payable by the Trust to the Managing Operator for the Trust shall be charged against the Net Assets.

(3)       Any increase or decrease in the Net Assets as of the end of the month (after making the above charges) shall be credited or charged to the capital accounts of each Unitholder in the ratio that the balance of each account bears to the balance of all accounts.

(4)       The amount of any distribution to a Unitholder and any amount paid to a Unitholder on redemption of Units shall be charged to that Unitholder’s capital account.

c.       Allocation of Profit and Loss for Federal Income Tax Purposes.

As of the end of each fiscal year, the Trust’s profits or losses shall be allocated pro rata among the Unitholders for net short-term capital gain or loss, net long-term capital gain or loss, and net operating income or loss realized by the Trust as follows:

(1)       Net realized profits shall be allocated to each Unitholder who has redeemed Units during the year to the extent that the amount the Unitholder received on redemption exceeds the amount paid for the redeemed Units;

(2)       Net realized profits remaining after the allocation in Section 7(c)(1) shall be allocated among all Unitholders in the ratio that each Unitholder’s capital account bears to all Unitholders’ capital accounts;

(3)       Net realized loss shall be allocated first to each Unitholder who has redeemed Units during the year to the extent that the amount the Unitholder paid for the redeemed Units (as defined in Section 7(c)(5)) exceeds the amount the Unitholder received on redemption;

(4)       Net realized loss remaining after the allocation in Section 7(c)(3) shall be allocated among all Unitholders in the ratio that each Unitholder’s capital account bears to all Unitholders’ capital accounts;

(5)       For the purpose of the allocations of realized profits and losses in Sections 7(c)(1) and 7(c)(3), the amount each Unitholder paid for each of its Units shall be deemed to have increased by the amount of realized profit allocated to it for such year and all prior years with respect to such Unit pursuant to Section 7(c)(2); decreased by the amount of any loss allocated to him for such year and all prior years with respect to such Unit pursuant to Section 7(c)(4); and decreased by the amount of any distributions to it for such year and all prior years with respect to such Unit pursuant to Section 7(h); and

(6)       Any gains or losses required to be taken into account in accordance with Section 1256(a)(1) of the Code shall be considered a realized profit or loss for purposes of this Section 7(c).

d.       Definitions; Accounting.

(1)       Net Assets.  Net Assets of the Trust shall mean the total assets of the Trust, including all cash, plus Treasury bills valued at cost plus accrued interest, and other securities valued at market, plus the market value of all open commodity positions maintained by the Trust, less one-half of the round-turn brokerage commission payable in respect to each open position, less all other liabilities of the Trust, determined in accordance with principles specified in this Section 7(d)(1) and, where no principle is specified, in accordance with generally accepted accounting principles under the accrual basis of accounting. The market value of a commodity or commodity futures contract traded on an exchange, or through a clearing firm of an exchange or through a bank, shall mean the most recent available closing quotation on the exchange, clearing firm or bank on or through which the commodity or contract is traded by the Trust; provided that if a contract could not be liquidated as of the end of a month due to operation of daily limits, the market value of the contract on the first subsequent day on which the contract could be liquidated shall be deemed to be the market value of the contract. All other assets shall be valued at their fair market value less any liability to be incurred upon reduction to cash.

(2)       Net Asset Value.  The Net Asset Value of each Unit shall be the total capital accounts of all Unitholders divided by the number of Units owned by all Unitholders.

e.       Operational Expenses.

The operational expenses of the Trust will be paid by the Trust. It is anticipated that the expenses of the Trust, including, but not limited to office expenses, printing and mailing costs, preparation and mailing of periodic statements, Trustee, legal and accounting fees and other miscellaneous expenses will not exceed one percent (1%) of the net asset value of the Trust annually. An amount equivalent to one quarter (1/4) of one percent (1%) of the Trust’s Net Asset Value computed at the close of business on the last day of each calendar quarter will be set aside in an account for use in defraying these expenses. Any portion thereof not so expended at the end of any fiscal year or in excess of one percent (1%) of the average Net Asset Value of the Trust for that year and not deemed reasonably necessary as a reserve for anticipated expenses, in the sole discretion of the Managing Operator, will be returned to the capital of the Trust for investment. In addition, the Trust shall bear the commission costs associated with its trading activities.

f.       Limited Liability of Unitholders.

Each Unit of Beneficial Interest in the Trust exchanged for a unit of the Limited Partnership and each unit purchased thereafter shall be fully paid and non-assessable. No Unitholder shall be liable for Trust obligations in excess of the capital contributed by it and such other amounts required by the Act.

g.       Return of Unitholder’s Capital Contribution.

Except to the extent that a Unitholder shall have the right to withdraw capital or shall be entitled to distributions in accordance with the terms of this Agreement, no Unitholder shall have any right to demand the return of its capital contribution and dissolution of the Trust. In no event shall a Unitholder be entitled to demand or receive property other than cash.

h.       Distributions.

The Managing Operator shall have sole discretion in determining what distribution (other than on redemption of Units), if any, the Trust will make to its Unitholders (or any assignee thereof). Distributions shall be pro rata in accordance with the respective capital accounts of the Unitholders.

8.       Management.

a.       General.

The Managing Operator, to the exclusion of all Unitholders and the Trustee, shall conduct and manage the business of the Trust, including, without limitation, the discretionary authority to render commodity trading advice and make other decisions on behalf of the Trust. In consideration therefor, the Trust shall pay the Managing Operator a monthly management fee equal to one-third (1/12) of one percent (4%) of the net assets of the Trust as of the end of each month, without reductions for any distributions, redemptions or withdrawals during said month and a quarterly incentive fee equal to twenty percent (20%) of the aggregate cumulative appreciation in Net Asset Value per Unit (excluding appreciation attributable to interest income). The Managing Operator will solicit commodity brokers who are independent of or unaffiliated with the Managing Operator to execute commodity transactions on behalf of the Trust. The Managing Operator will not receive, either directly or indirectly, any portion of the commissions paid to such commodity brokers by the Trust. The Managing Operator will endeavor to negotiate a favorable commission rate with said commodity broker on behalf of the Trust, and in doing so, will also consider the quality of execution orders, the confidentiality of trading data, the general trading securities available and other relevant factors.

The Managing Operator and the Trustee shall each keep and retain for at least six (6) years such books and records relating to the business of the Trust as it deems necessary or advisable at their respective principal offices or such other offices as they deem advisable. The Unitholders shall be given reasonable access to the books and records of the Trust.

The Managing Operator may engage in other business activities and shall not refrain from any other activity nor disguise any profits from any such activity, whether as Managing Operator of other trusts, general partner of limited partnerships for investment in commodity futures contracts or otherwise. On behalf of the Trust, the Managing Operator may engage and remunerate from assets of the Trust, such persons, including any affiliates, as the Managing Operator in its sole judgment shall deem advisable for the conduct and operation of the business of the Trust.

No person dealing with the Managing Operator shall be required to determine its authority to undertake any action on behalf of the Trust, nor to determine any fact or circumstance bearing upon the existence of such authority.

Except as provided in Section 2(d) hereof, the Managing Operator shall not be liable, responsible or accountable in damages or otherwise to the Trust or to any of the Unitholders, their successors or assigns, except by reason of acts or omissions due to bad faith, misconduct, negligence, or for not having acted in good faith in the reasonable belief that his actions were in, or not opposed to, the best interests of the Trust.

b.       Prohibitions.

The Trust shall not:  (i) engage in pyramiding (the unvarying use of unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodity); (ii) borrow or loan money, provided that the deposit of assets with a commodity broker for purposes of commodity futures trading shall not be deemed the making of a loan; (iii) enter into open positions in a commodity futures contract during the delivery period for that contract, except when required by exchange rule or law; (iv) invest in securities, other than those in which Unitholders’ funds are permitted to be invested under the Commodity Exchange Act and regulations thereunder; (v) except for “roll overs” and “roll forwards,” acquire positions in any one commodity, irrespective of delivery month, if such positions would result in a net long or short position for any such commodity requiring as margin more than fifteen percent (15%) of the Net Assets of the Trust (the soybean complex consisting of soybeans, soybean oil and soybean meal shall be treated as three (3) separate commodities). A “roll over” or “roll forward” is the purchase or sale of the near or current delivery month in order to liquidate that portion and the simultaneous purchase or sale of the same commodity in a future month for the purpose of retaining an existing market position and avoiding delivery; (vi) engage in cash commodity transactions, unless the commodity is fully hedged as rapidly as the market permits; (vii) acquire positions in any commodity if such portions would result in aggregate net loans or net short positions for all commodities requiring as margin more than two-thirds (2/3) of the Trust’s Net Assets; (viii) permit churning of its commodity trading account; or (ix) commingle its assets with the funds of any other person, except as permitted by law.

9.       Review and Reports to Unitholders.

The Trust’s books shall be audited annually by an independent certified public accountant. Net Assets of the Trust and Net Asset Value of a Unit will be determined daily and will be supplied in writing to any Unitholder who requests such information. The Managing Operator will use its best efforts to cause each Unitholder to receive: (i) within ninety (90) days after the close of each fiscal year, audited financial statements (including a balance sheet and income statement) and a fiscal year-end report of the Trust for the fiscal year then ended; and (ii) within seventy-five (75) days after the close of each fiscal year, such tax information as is necessary for it to complete its Federal income tax return. In addition, the Managing Operator will report or cause to be reported monthly to the Unitholders the information required by the Commodity Futures Trading Commission to be reported. In addition, if any of the following events occur, notice of such event shall be mailed to each Unitholder within seven (7) business days of the occurrence or discovery of the occurrence or the event:  (i) a change in the Managing Operator; or (ii) any material change in the Trust’s trading policies.

10.       Assignment and Redemption of Units.

a.       Assignment.

(1)       A Unitholder may assign, transfer, alienate, hypothecate, bequeath, give or otherwise dispose of its Units by an executed and acknowledged written instrument only if the following conditions are satisfied:

(A)       The assignor and assignee file a notice or other evidence of transfer with the Trustee and the Managing Operator which contains the information set forth in Section 10(b)(1)(A); and

(B)       The conditions set forth in Section 10(c) are satisfied.

(2)       Any attempted assignment or other disposition which does not satisfy the requirements of this Section 10(a) shall not be recognized by the Trust.

(3)       An assignee of Units shall be entitled to allocations of profits and losses under Section 7 only as of the first day of the month following receipt of the notice of transfer pursuant to Section 10(c)(1)(A).

b.       Substituted Unitholders.

(1)       Subject to the provisions of Section 10(c), an assignee or successor of all or any portion of the Units of a Unitholder pursuant to Section 10(a)(1) shall have the right to become a substituted Unitholder in place of his assignor only if the following conditions are satisfied:

(A)       The assignor and assignee file a notice or other evidence of transfer and such other information required by the Managing Operator, including, without limitation, names, addresses and telephone numbers of the assignor and assignee;

(B)       The assignee executes, adopts and acknowledges this Agreement, or a counterpart hereto;

(C)       The assignor or assignee pays all costs and fees incurred or charged by the Trust to effect the transfer;

(D)       The assignee meets the requirements for investment in the Trust applicable to its assignor, if any, and executes and acknowledges a subscription agreement, power of attorney, investment questionnaire regarding its investment qualifications, and other documents reasonably requested by the Managing Operator;

(E)       The Managing Operator shall have given its consent to the substitution, which consent it may grant or withhold in its sole discretion and which may be conditioned on an opinion of counsel with respect to the satisfaction of the requirements of Section 10(a)(1); and

(F)       To the extent required by law, a Certificate evidencing the admission of such person as a Unitholder shall have been filed for recording.

(2)       The Managing Operator may elect to treat an assignee who has not become a substituted Unitholder as a Unitholder in the place of its assignor should it deem, in its sole discretion, that such treatment is in the best interest of the Trust.

(3)       If an assignee of a Unitholder pursuant to Section 10(a)(1) does not become a substituted Unitholder pursuant to Section 10(b), the assignee shall not have any rights afforded to Unitholders, including, but not limited to, any rights to acquire any information on the Trust’s books or to vote on any matters on which Unitholders have the right to vote hereunder.

c.       Restrictions on Transfer.

(1)       No assignment, transfer, sale, exchange or other disposition may cause the Trust to be treated as an association taxable as a corporation rather than a partnership for Federal income tax purposes, cause the termination of the Trust for Federal income tax purposes or violate the provisions of any Federal or state securities law.

(2)       In no event shall all or any portion of a Unitholder’s Units be assigned or transferred to a minor, other than to a member of the Unitholder’s immediate family.

(3)       The Managing Operator in its sole discretion may require, without limitation, a Unitholder or its proposed assignee or successor under any provisions of this Section, to meet or fulfill any and all reasonable conditions or requirements which he deems necessary prior to granting its consent to any assignment, transfer, sale, exchange or other disposition of the Units of the Unitholders.

d.       Redemptions.

Each Unitholder hereby expressly consents and agrees that any Unitholder shall, after compliance with the following provisions, be entitled to withdraw all or a portion of its Units from the Trust. Upon withdrawal of Units, the withdrawing Unitholder shall be entitled to receive in cash that portion of its Capital Account that is equal to the valuation of one (1) Unit times the number of Units being withdrawn. Withdrawal of Units shall be contingent upon and subject to compliance with the following:

(1)       The Unitholder transmits written request of such withdrawal to the Managing Operator not less than the time period prior to the end of the month, as established from time to time by the Managing Operator;

(2)       All liabilities of the Trust, except liabilities to the Managing Operator and Unitholders on account of its contributions, have been paid or there remains property of the Trust sufficient to pay them;

(3)       If required by law, the Certificate of Trust is appropriately amended to reflect such withdrawal; and

(4)       The Managing Operator, individually and as attorney-in-fact of the remaining Unitholders through the exercise of his discretion, consents thereto, which consent shall not be unreasonably withheld.

11.       Offering of Units of Beneficial Interest.

Each Unitholder acknowledges that:  (i) its vote in favor of the Merger and its receipt of Units of Beneficial Interest in the Trust in exchange on a unit-for-unit basis for units of the Limited Partnership does not constitute an investment decision; and (ii) it acquired its units in the Limited Partnership pursuant to the Disclosure Document of the Limited Partnership, and relied on no other information, either written or oral, except for the information contained in or attached to the Disclosure Document. Each Unitholder further acknowledges that it has acquired its Units for investment only and without a view to distribution or resale.

12.       Admission of Additional Unitholders.

The Managing Operator, in its discretion, may offer additional Units for sale. All such sales of units shall be made at not less than the Net Asset Value of a Unit at the date of sale. The Managing Operator may make such arrangements for the sale of the Units as he deems appropriate.

13.       Special Power of Attorney.

Each Unitholder by the execution of this Agreement does irrevocably constitute and appoint Campbell & Company, Inc. as its true and lawful attorney-in-fact, in its name, place and stead, to execute, acknowledge, swear to, file, and record on its behalf in the appropriate public offices and publish (i) this Agreement; (ii) any Certificate of Trust and amendments thereto, including amendments reflecting the admission or substitution of a Unitholder; (iii) the Articles of Merger; (iv) the Certificate of Dissolution of Limited Partnership with the office of the Secretary of State of Maryland; (v) all instruments which the Managing Operator deems necessary or appropriate to reflect any amendment, change, or modification of the Trust in accordance with the terms of this Agreement; (vi) Certificates of Fictitious Name; (vii) Customer Agreements with any commodity brokerage firm; and (viii) such other agreements and documents deemed by the Managing Operator to be necessary and appropriate to conduct the business of the Trust. The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an interest and shall survive the incapacity, death or dissolution of a Unitholder. Each Unitholder hereby agrees to be bound by any representation made by the Managing Operator and by any successor thereto, acting in good faith pursuant to such Power of Attorney, and each Unitholder hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Managing Operator and any successor thereto, taken in good faith under such Power of Attorney.

14.       Withdrawal From the Trust.

The Trust shall be dissolved upon the withdrawal, insolvency, death, incapacity, or bankruptcy of the Managing Operator. The Managing Operator may withdraw from the Trust by giving the Unitholders ninety (90) days’ prior written notice. The death, incompetency, withdrawal, insolvency, or dissolution of a Unitholder shall not terminate or dissolve the Trust, and said Unitholder, its estate, custodian, or personal representative shall have no right to withdraw or value such Unitholder’s interest in the Trust except as provided in Section 10 hereof. Each Unitholder (and any assignee of such Unitholder’s interest) expressly agrees that in the event of its death, incompetency, withdrawal, insolvency or dissolution, it waives on behalf of itself and its estate, and it directs the legal representative of its estate and any person interested therein to waive, the furnishing of any inventory, accounting, or appraisal of the assets of the Trust and any right to an audit or examination of the books and the Trust.

15.       No Personal Liability for Return of Capital.

The Managing Operator shall not be liable for the return or repayment of all or any portion of the capital or profits of any Unitholder (or assignee), it being expressly agreed that any such return of capital or profits made pursuant to this Agreement shall be made solely from the assets (which shall not include any right of contribution from the Managing Operator) of the Trust.

16.       Voting Rights of Unitholders.

The Managing Operator or the Unitholders owning ten percent (10%) or more of the outstanding Units shall have the right to propose for vote any of the matters set forth herein below, which matters affect and concern the basic structure of the Trust and do not in any way constitute a participation in the management of business of the Trust. Following such proposal, the Managing Operator shall submit to the Unitholders a verbatim statement of such matter to be voted upon. The Managing Operator shall include in such statement its recommendation as to the proposed amendment. The Managing Operator shall seek the written vote of the Unitholders within thirty (30) days of the proposal or call a meeting of the Unitholders. Each Unitholder shall have one vote for each Unit held of record. No such proposal shall be adopted unless Unitholders owning more than fifty percent (50%) of the Units respond affirmatively to such proposal by written vote or at a called meeting. Performance of any or all of the above voting rights shall not in any way constitute any Unitholder a trustee or managing operator of the Trust or impose any personal liability on any Unitholder. Set forth herein below is a list of the matters upon which the Unitholders shall have the right to vote:

a.	To effect any amendment to the Agreement;
b.	To terminate the Trust;
c.	To approve of the sale or pledge of all or substantially all of the assets of the Trust other than in the ordinary course of the business of the Trust; and
d.	To remove the Managing Operator.

17.       Governing Law.

The validity and construction of this Agreement shall be determined and governed by the internal laws of the State of Delaware.

18.       Miscellaneous.

a.       Priority Among Unitholders.

No Unitholder shall be entitled to any priority or preference over any other Unitholder in regard to the affairs of the Trust.

b.       Notices.

All notices under this Agreement, other than reports by the Managing Operator to the Unitholders, shall be in writing and shall be effective upon personal delivery, expedited delivery services, or if sent by registered or certified mail, postage prepaid, addressed to the last known address of the party to whom such notice is to be given, then, upon the deposit of such notice in the United States mails. Reports by the Managing Operator to the Unitholders shall be in writing and shall be sent by first class mail to the last known address of each Unitholder.

c.       Binding Effect.

This Agreement shall inure to and be binding upon all of the parties, their successors, assigns as permitted herein, custodians, estates, heirs and personal representatives for purposes of determining the rights of any Unitholder or assignee hereunder; the Trustee and the Managing Operator may rely upon the Trust records as to who are Unitholders and assignees; and all Unitholders and assignees agree that their rights shall be determined and that they shall be bound hereby.

d.       Captions.

Captions in no way define, limit, extend, or describe the scope of this Agreement nor the effect of any of its provisions.

e.       Pronouns.

The masculine gender shall include the feminine and neuter genders, and vice versa, and the singular shall include the plural, and vice versa.

f.       Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have duly executed this Amended and Restated Declaration of Trust and Trust Agreement as of the day and year first above written.

U.S. BANK TRUST NATIONAL ASSOCIATION, a national business association

By:	/s/ Annette E. Morgan
Name: Annette E. Morgan
Its: Assistant Vice President

CAMPBELL & COMPANY, INC.

By:	/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel

By:	/s/ Gregory T. Donovan
Gregory T. Donovan
Chief Financial Officer

ALL UNITHOLDERS now or hereafter admitted as unitholders of the Trust, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, the Managing Operator.

CAMPBELL & COMPANY, INC. Attorney-in-Fact

By:	/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel

By:	/s/ Gregory T. Donovan
Gregory T. Donovan
Chief Financial Officer